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                               ADDENDUM NO. 3 TO
                     TELECOMMUNICATIONS SERVICES AGREEMENT

    This Addendum No. 3 is made to that original Telecommunications Services Agreement by and between U. S. LONG DISTANCE, INC. (the "Company") and PAYTEL NORTHWEST, INC. (the "Customer") dated March 30, 1993, and as amended by Addendum No. 1 on September 16, 1994, and as amended by Addendum No. 2 on August 23, 1995 (collectively the "Agreement"). The Agreement is hereby amended to provide the following:

1.  TERM.

    The term of this Agreement shall commence on March 1, 1996, and shall continue in full force and effect for a period of three (3) years from such date, terminating on February 29, 1999, and shall be renewed automatically for an additional one (1)-year period unless the Company or the Customer provides sixty (60)-day written notice to the other of its intent to terminate this Agreement at the end of the initial three (3)-year term.

2. Paragraph 12 of Addendum No. 2, modifying Paragraph 9 entitled ADDITIONAL CONSIDERATION of the original Agreement, is hereby amended to read as follows:

    9.   ADDITIONAL CONSIDERATION.

         (a)  LOAN TO CUSTOMER.

         Pursuant to the terms of Addendum No. 2, the Company loaned to the Customer $75,000. Such $75,000 loan shall now be evidenced by the execution and delivery of the form of Promissory Note attached hereto as Exhibit "A," calling for fifty-two (52) weekly equal principal and interest payments with the first payment commencing on March 1, 1996 and continuing each week thereafter until paid in full. The Company has the right to offset the principal and interest payments with commissions earned by, and owned by the Company to, Customer.

         (b)  WARRANT TO CUSTOMER:

         As long as the Customer is using the Company for no less than eighty percent (80%) of its operator services requirements for the entire three (3)-year term of this Agreement, the Company shall cause its parent company, U. S. Long Distance Corp., a Delaware corporation ("USLD"), to issue a Warrant Certificate (the "Warrant")

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         allowing the Customer to purchase 100,000 shares of the common stock of USLD at an exercise price of $12.50 per share. The Warrant shall be in the form of the Warrant attached hereto as Exhibit "B." Customer agrees to furnish to the Company quarterly its total operator services traffic and its total operator services traffic carried by the Company. The Company shall have reasonable audit rights to confirm such reports. The Warrant shall be issued by the Company on February 28, 1999, unless after March 1, 1996 and prior to February 28, 1999, Customer has achieved an accumulated total of
         1.7 million billable operator assisted calls over the Company's network; in which case, upon Customer's attainment of such 1.7 million billable calls, the Company shall immediately issue the Warrant. The Warrant must be exercised on or before March 31, 1999.

         All of the other terms and conditions of Paragraph 12, of Addendum No. 2, modifying Paragraph 9 of the original Agreement, are held for naught.

3. All of the other terms and conditions of the Agreement, including Addendum No. 1 and Addendum No. 2, are hereby ratified and confirmed in their entirety.

    AGREED TO and ACCEPTED on this _____ day of February, 1996.


U. S. LONG DISTANCE, INC.              PAYTEL NORTHWEST, INC.


By: /s/ JOHN M. WELSON                 By:  /s/ RON MCDOUGALL
   ------------------------------         -------------------------------
JOHN M. WELSH                          RON McDOUGALL
    Vice President, Sales                        President

Date:         2/21/96                  Date:          2/22/96


U. S. LONG DISTANCE CORP.


By: /s/ LARRY M. JAMES
   ------------------------------
    LARRY M. JAMES
    President

Date:         2/21/96